Exhibit 12
Time Warner Cable Inc.
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings
to Combined Fixed Charges and Preferred Dividend Requirements
($ in millions)

	Year Ended December 31,
	2008	2007		2006		2005		2004
Earnings:
Net income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	$(12,050)	$1,863		$1,556		$1,302		$1,085
Interest expense	961	907		690		501		491
Portion of rents representative of an interest factor	63	61		50		32		33
Amortization of capitalized interest	3	3		2		2		2
Preferred stock dividend requirements of majority-owned subsidiaries	—	—		—		—		—
Adjustment for partially owned subsidiaries and 50% owned companies	(1,021)	165		135		119		90
Distributions received less earnings of less than 50% owned companies	6	63		4		4		6

Total earnings	$(12,038)	$3,062		$2,437		$1,960		$1,707

Fixed Charges:
Interest expense, net	$961	$907		$690		$501		$491
Portion of rents representative of an interest factor	63	61		50		32		33
Capitalized interest	1	5		2		1		1
Preferred stock dividend requirements of majority-owned subsidiaries	—	—		—		—		—
Adjustment for partially owned subsidiaries and 50% owned companies	—	—		43		60		39

Total fixed charges	$1,025	$973		$785		$594		$564

Pretax income necessary to cover preferred dividend requirements	—	—		—		—		—

Total combined	$1,025	$973		$785		$594		$564

Ratio of earnings to fixed charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	$(13,063)	3.1	x	3.1	x	3.3	x	3.0	x

Ratio of earnings to combined fixed charges and preferred dividend requirements (deficiency in the coverage of combined fixed charges and preferred dividend requirements deficiency)	$(13,063)	3.1	x	3.1	x	3.3	x	3.0	x